AS FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION
ON AUGUST 6, 2024

File No. 812-______

UNITED STATES OF AMERICA

BEFORE THE

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Application Pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”) for an Order Granting Certain Exemptions from the Provisions of Sections 18(a)(2), 18(c) and 18(i) Thereunder, Pursuant to Sections 6(c) and 23(c) of the 1940 Act for an Order Granting Certain Exemptions from Rule 23c-3 Thereunder and Pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 Thereunder for an Order Permitting Certain Arrangements

In the Matter of the Application of:

CONNETIC VENTURE CAPITAL ACCESS FUND

and

CONNETIC RIA LLC

Please direct all written or oral communications concerning this Application to:

David Ross

Connetic RIA, LLC

910 Madison Avenue

Covington, KY 41011

With copies to:

Bo J. Howell

FinTech Law, LLC

6224 Turpin Hills Dr.

Cincinnati, Ohio 45244

August 6, 2024

This document (including exhibits) contains 23 pages.

i

TABLE OF CONTENTS

I.	THE PROPOSAL		1
II.	STATEMENT OF FACTS		2
	A.	The Fund	2
	B.	The Adviser	3
	C.	Other Provisions	4
III.	EXEMPTIONS REQUESTED		4
	A.	Multi-Class System	4
	B.	Early Withdrawal Charge	5
	C.	Asset-Based Distribution and/or Service Fees	5
IV.	COMMISSION AUTHORITY		5
V.	DISCUSSION		6
	A.	Background	6
	B.	Multiple Classes of Shares — Exemptions from Sections 18(a)(2), 18(c) and 18(i) under the 1940 Act	8
	C.	Early Withdrawal Charge	12
	D.	Waivers of EWCs	14
	E.	Asset-Based Distribution and/or Service Fees	15
VI.	APPLICANTS’ CONDITION		17
VII.	CONCLUSION		17

EXHIBITS

Exhibit A - Resolutions of the Initial Fund

Exhibit B - Verifications

ii

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

IN THE MATTER OF

CONNETIC VENTURE CAPITAL ACCESS FUND

910 Madison Avenue

Covington, KY 41011

and

CONNETIC RIA LLC

910 Madison Avenue

Covington, KY 41011

Investment Company Act of 1940

File No. 812-_____

: : : : : : : : : : : : : :

APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE “1940 ACT”) FOR AN ORDER OF EXEMPTION FROM PROVISIONS OF SECTIONS 18(a)(2), 18(c) AND 18(i) THEREUNDER, PURSUANT TO SECTIONS 6(c) AND 23(c) OF THE 1940 ACT FOR AN ORDER GRANTING CERTAIN EXEMPTIONS FROM RULE 23c-3 THEREUNDER AND PURSUANT TO SECTION 17(d) OF THE 1940 ACT AND RULE 17d-1 THEREUNDER FOR AN ORDER PERMITTING CERTAIN ARRANGEMENTS

iii

I.       THE PROPOSAL

Connetic Venture Capital Access Fund (the “Fund”) is a newly organized Delaware statutory trust registering under the 1940 Act that will operate as a continuously offered, non-diversified, closed-end management investment company that operates as an interval fund pursuant to Rule 23c-3 under the 1940 Act. Connetic RIA LLC (the “Adviser”), a Kentucky limited liability company, will serve as the Fund’s investment adviser. The Fund and the Adviser are referred to herein as the “Applicants.”

The Applicants hereby seek an order (the “Order”) from the U.S. Securities and Exchange Commission (the “Commission”) (i) pursuant to Section 6(c) of the 1940 Act, for an exemption from Sections 18(a)(2), 18(c) and 18(i) under the 1940 Act, (ii) pursuant to Sections 6(c) and 23(c) of the 1940 Act for an exemption from Rule 23c-3 under the 1940 Act and (iii) pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 under the 1940 Act to permit the Fund to issue multiple classes of shares (“Shares”)1 and to impose early withdrawal charges (“EWCs”) and asset-based distribution and/or service fees with respect to certain classes.

Applicants request that the Order also apply to any continuously offered registered closed-end management investment company that has been previously organized or that may be organized in the future for which the Adviser or any entity controlling, controlled by, or under common control with the Adviser, or any successor in interest to any such entity,2 acts as an investment adviser, and which operates as an interval fund pursuant to Rule 23c-3 under the 1940 Act or provides periodic liquidity with respect to its Shares pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (each, a “Future Fund,” and together with the Fund, the “Funds”).3 Any of the Funds relying on this relief in the future will do so in compliance with the terms and conditions of this application (the “Application”). Applicants represent that each entity presently intending to rely on the requested relief is listed as an Applicant.

The Fund filed an initial registration statement on Form N-2 (the “initial Registration Statement”) on October 6, 2023 and pre-effective amendments to that registration statement on April 16, 2024 and June 28, 2024; the Initial Registration Statement has not yet been declared effective by the Commission, it seeks to register “Class I Shares” under the 1940 Act and the Securities Act of 1933, as amended (the “Securities Act”). If the requested relief is granted, the Fund intends file a post-effective amendment to add “Investor Class Shares” to its registration statement, which will be continuously offered along with the Class I Shares, and it may also offer additional classes of Shares in the future, with each class having its own fee and expense structure. Additional offerings by any Fund relying on the Order may be on a private placement or public offering basis. Shares of the Funds will not be listed on any securities exchange or quoted on any quotation medium, and the Funds do not expect there to be a secondary trading market for their Shares.

[1]	As used in this Application, “Shares” includes any other equivalent designation of a proportionate ownership interest of the Initial Fund (or any other registered closed-end management investment company relying on the requested order).

[2]	A successor in interest is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.

[3]	The terms “control,” and “investment adviser” are used as defined in Section 2(a)(9) and 2(a)(20) of the 1940 Act, respectively.

It is currently contemplated that the Fund’s Class I Shares will not be subject to a front-end sales charge, or distribution and servicing fees. The Fund’s Investor Class Shares may be subject to other expenses, including distribution and service fees. The Fund may impose EWCs and repurchase fees, as described below. The Funds may in the future offer additional classes of Shares and/or another sales charge structure.

Applicants represent that any asset-based distribution and/or service fees for each class of Shares of the Funds will comply with the provisions of Rule 2341 (the “Sales Charge Rule”) of the Financial Industry Regulatory Authority (“FINRA”).4 All references in the application to the Sales Charge Rule include any FINRA successor or replacement rule to the Sales Charge Rule.

II.       STATEMENT OF FACTS

A.       The Fund

The Fund is a Delaware Statutory Trust that is registering under the 1940 Act as a closed-end management investment company. The Fund is classified as a non-diversified, closed-end investment company that provides periodic liquidity with respect to its Shares through periodic repurchase offers pursuant to Rule 23c-3 under the 1940 Act. The Fund’s investment objective is to generate long-term capital appreciation primarily through an actively managed portfolio that exposes investors to private, venture capital investments.

The Fund pursues its investment objective by investing in an actively managed portfolio that provides investors with exposure to private, venture capital investments. The Fund’s address is 910 Madison Avenue, Covington, KY 41011.

If the relief requested herein is granted, the Fund intends to commence a continuous offering of one additional class of Shares, designated as Investor Class Shares, as discussed above.

The Fund adopted a fundamental policy to repurchase a specified percentage of its Shares (no less than 5%, and not more than 25%) at net asset value on a periodic basis. Such repurchase offers will be conducted pursuant to Rule 23c-3 under the 1940 Act. Each Future Fund will likewise adopt fundamental investment policies in compliance with Rule 23c-3 and make periodic repurchase offers to its shareholders, or provide periodic liquidity with respect to its Shares pursuant to Rule 13e-4 under the Exchange Act.5 Any repurchase offers made by the Funds will be made to all holders of Shares of each such Fund.

[4]	As adopted, FINRA Rule 2341 superseded Rule 2830(d) of the Conduct Rules of the National Association of Securities Dealers, Inc. See, Self-Regulatory Organizations; Financial Industry Regulatory Authority, Inc.; Notice of Filing and Immediate Effectiveness of a Proposed Rule Change to Adopt NASD Rule 2830 as FINRA 2341 (Investment Company Securities) consolidated FINRA Rulebook, Securities Exchange Act Release No. 78130 (June 22, 2016).

[5]	Rule 23c-3 and Regulation M under the Exchange Act permit an interval fund to make repurchase offers to repurchase its shares while engaging in a continuous offering of its shares pursuant to Rule 415 under the Securities Act.

Each Fund operating as an interval fund pursuant to Rule 23c-3 under the 1940 Act may offer its shareholders an exchange feature under which the shareholders of the Fund may, in connection with such Fund’s periodic repurchase offers, exchange their Shares of the Fund for shares of the same class of (i) registered open-end investment companies or (ii) other registered closed-end investment companies that comply with Rule 23c-3 under the 1940 Act and continuously offer their shares at net asset value, that are in the Fund’s group of investment companies (collectively, the “Other Funds”). Shares of a Fund operating pursuant to Rule 23c-3 that are exchanged for shares of Other Funds will be included as part of the amount of the repurchase offer amount for such Fund as specified in Rule 23c-3 under the 1940 Act. Any exchange option will comply with Rule 11a-3 under the 1940 Act, as if the Fund were an open-end investment company subject to Rule 11a-3. In complying with Rule 11a-3, each Fund will treat an EWC as if it were a contingent deferred sales load (“CDSL”).6

Repurchase fees, if charged, will equally apply to additional classes of Shares and to all classes of Shares of a Fund, consistent with Section 18 of the 1940 Act and Rule 18f-3 thereunder. To the extent a Fund determines to waive, impose scheduled variations of, or eliminate any repurchase fee, it will do so consistently with the requirements of Rule 22d-1 under the 1940 Act as if the repurchase fee were a CDSL and as if the Fund were an open-end investment company and the Fund’s waiver of, scheduled variation in, or elimination of, any such repurchase fee will apply uniformly to all shareholders of the Fund regardless of class. If a Fund charges a repurchase fee, Shares of the Fund will be subject to a repurchase fee at a rate of no greater than 2.00% of the shareholder’s repurchase proceeds if the interval between the date of purchase of the Shares and the valuation date with respect to the repurchase of those Shares is less than one year. A repurchase fee charged by a Fund is not the same as a CDSL assessed by an open-end fund pursuant to Rule 6c-10 under the 1940 Act, as CDSLs are distribution-related charges payable to a distributor, whereas the repurchase fee is payable to the Fund to compensate long-term shareholders for the expenses related to shorter-term investors, in light of the Fund’s generally longer-term investment horizons and investment operations.

B.       The Adviser

The Adviser is a Kentucky limited liability company and a registered investment adviser under the Investment Advisers Act of 1940, as amended, and serves as investment adviser to the Fund pursuant to an advisory agreement (the “Investment Management Agreement”), which has been approved by the Fund’s Board of Trustees (the “Board”), including a majority of the trustees who are not “interested persons” (as defined in Section 2(a)(19) of the 1940 Act) of the Fund and by the Fund’s initial sole shareholder, in the manner required by Sections 15(a) and (c) of the 1940 Act. The Applicants are not currently seeking any exemptions from the provisions of the 1940 Act with respect to the Investment Management Agreement. Under the terms of the Investment Management Agreement, and subject to the authority of the Board, the Adviser is responsible for the overall management of the Fund’s business affairs and selecting its investments according to its investment objective, policies, and restrictions. The Adviser’s address is 910 Madison Avenue, Covington, KY 41011.

[6]	A CDSL, which may be assessed by an open-end fund pursuant to Rule 6c-10 of the 1940 Act, is a distribution-related charge payable to the distributor. Pursuant to the requested order, any EWC will likewise be a distribution-related charge payable to the distributor as distinguished from a repurchase fee, which is payable to a Fund to reimburse the Fund for costs incurred in liquidating securities in the Fund’s portfolio.

C.       Other Provisions

From time to time the Funds may create additional classes of shares, the terms of which may differ from the initial classes pursuant to and in compliance with Rule 18f-3 under the 1940 Act.

Each Fund will allocate all expenses incurred by it among the various classes of shares based on the net assets of that Fund attributable to each such class, except that the net asset value and expenses of each class will reflect the expenses associated with the distribution plan of that class (if any), service fees attributable to that class (if any), including transfer agency fees, and any other incremental expenses of that class. Incremental expenses of a Fund attributable to a particular class are limited to (i) incremental transfer agent fees identified by the transfer agent as being attributable to that class of shares; (ii) printing and postage expenses relating to preparing and distributing materials such as shareholder reports, prospectuses and proxies to current shareholders of that class of shares; (iii) federal registration fees incurred with respect to shares of that class of shares; (iv) blue sky fees incurred with respect to sales of that class of shares; (v) expenses of administrative personnel and services as required to support the shareholders of that class; (vi) auditors’ fees, litigation expenses and other legal fees and expenses relating solely to that class of shares; (vii) additional trustees’ fees incurred as a result of issues relating to that class of shares; (viii) additional accounting expenses relating solely to that class of shares; (ix) expenses incurred in connection with shareholder meetings as a result of issues relating to that class of shares; and (x) any other incremental expenses subsequently identified that should be properly allocated to that class of shares consistent with Rule 18f-3 under the Act. Because of the different distribution fees, service fees and any other class expenses that may be attributable to each class of shares, the net income attributable to, and the dividends payable on, each class of shares may differ from each other. As a result, the net asset value per share of the classes may differ at times. Expenses of a Fund allocated to a particular class of shares will be borne on a pro rata basis by each outstanding share of that class. Distribution fees will be paid pursuant to a distribution plan with respect to a class.

III.       EXEMPTIONS REQUESTED

A.       The Multi-Class System

Applicants request exemptive relief to the extent that the proposed issuance and sale of multiple classes of Shares of a Fund may be deemed to result in the issuance of a “senior security”7 within the meaning of Section 18(g) of the 1940 Act that would violate the provisions of Section 18(a)(2) of the 1940 Act, violate the equal voting provisions of Section 18(i) of the 1940 Act, and if more than one class of senior security were issued, violate Section 18(c) of the 1940 Act.

[7]	Section 18(g) defines senior security to include any stock of a class having priority over any other class as to distribution of assets or payment of dividends. Share classes that have different asset-based service or distribution charges have different total expenses and, thus, different net incomes. As a result, each class will have a different net asset value, receive a different distribution amount or both. A class with a higher net asset value may be considered to have a priority as to the distribution of assets. A class receiving a higher dividend may be considered to have a priority over classes with lower dividends. Exemption for Open End Management Investment Companies Issuing Multiple Classes of Shares; Disclosure by Multiple Class and Master Feeder Funds; Class Voting on Distribution Plans, Inv. Co. Rel. No. 20915 (Feb. 23, 1995) at n.17 and accompanying text.”

B.       Early Withdrawal Charge

Applicants request exemptive relief from Rule 23c-3(b)(1) to the extent that rule is construed to prohibit the imposition of an EWC by the Funds.

C.       Asset-Based Distribution and/or Service Fees

Applicants request an Order pursuant to Section 17(d) and Rule 17d-1 to the extent necessary for a Fund to pay asset-based distribution and/or service fees.

IV.       COMMISSION AUTHORITY

Pursuant to Section 6(c) of the 1940 Act, the Commission may, by order on application, conditionally or unconditionally, exempt any person, security or transaction, or any class or classes of persons, securities, or transactions from any provision or provisions of the 1940 Act or from any rule or regulation under the 1940 Act, if and to the extent that the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

Section 23(c) of the 1940 Act provides, in relevant part, that no registered closed-end investment company shall purchase securities of which it is the issuer, except: (a) on a securities exchange or other open market; (b) pursuant to tenders, after reasonable opportunity to submit tenders given to all holders of securities of the class to be purchased; or (c) under such other circumstances as the Commission may permit by rules and regulations or orders for the protection of investors.

Section 23(c)(3) provides that the Commission may issue an order that would permit a closed-end investment company to repurchase its shares in circumstances in which the repurchase is made in a manner or on a basis that does not unfairly discriminate against any holders of the class or classes of securities to be purchased.

Section 17(d) of the 1940 Act and Rule 17d-1 under the 1940 Act prohibit an affiliated person of a registered investment company or an affiliated person of such person, acting as principal, from participating in or effecting any transaction in connection with any joint enterprise or joint arrangement in which the investment company participates unless the Commission issues an order permitting the transaction. In reviewing applications submitted under Section 17(d) and Rule 17d-1, the Commission considers whether the participation of the investment company in a joint enterprise or joint arrangement is consistent with the provisions, policies, and purposes of the 1940 Act, and the extent to which the participation is on a basis different from or less advantageous than that of other participants.

V.       DISCUSSION

A.       Background

In its 1992 study entitled Protecting Investors: A Half Century of Investment Company Regulation (“Protecting Investors”), the Commission’s Division of Investment Management recognized that the 1940 Act imposes a rigid classification system that dictates many important regulatory consequences.8 For example, the characterization of a management company as open-end” or “closed-end” has historically been crucial to determining the degree of liquidity the fund’s shareholders will have and, thus, the liquidity required of the fund’s investments.

Furthermore, except as noted below, there has been no middle ground between the two extremes. Open-end funds have offered complete liquidity to their shareholders and, thus, required virtually complete liquidity of the underlying investments, while closed-end funds have been subject to requirements that, in fact, restrict the liquidity they are permitted to offer their investors. Under this bipolar system of regulation, neither form has provided the best vehicle for offering portfolios that have substantial, but not complete, liquidity. In Protecting Investors, the staff determined that given the changes in the securities market since 1940 — in particular, the emergence of semi-liquid investment opportunities — it was appropriate to re-examine the classification system and its regulatory requirements.9

One exception to the liquid/illiquid dichotomy has been the so-called “prime-rate funds.” These funds, first introduced in 1988, invest primarily in loans and provide shareholders liquidity through periodic tender offers or, more recently, periodic repurchases under Rule 23c-3.

Protecting Investors recognized that the rigidity of the 1940 Act’s classification system had become a limitation on sponsors’ ability to offer innovative products that would take advantage of the wide array of semi-liquid portfolio securities currently available. The report also noted the pioneering efforts of the prime rate funds and their market success.10 The report concluded that it would be appropriate to provide the opportunity for investment companies to “chart new territory” between the two extremes of the open-end and closed-end forms, consistent with the goals of investor protection.11 The Division of Investment Management thus recommended that the industry be allowed to employ new redemption and repurchase procedures, subject to Commission rulemaking and oversight.

[8]	SEC Staff Report, Protecting Investors: A Half Century of Investment Company Regulation (May 1992), at 421.

[9]	Id. at 424.

[10]	Id. at 439-40.

[11]	Id. at 424.

In accordance with this recommendation, and shortly after Protecting Investors was published, the Commission proposed Rule 23c-3, which began from the closed-end, illiquid perspective under Section 23(c), and provided flexibility to increase shareholder liquidity through periodic repurchase offers under simplified procedures. The Commission adopted Rule 23c-3 in April 1993.12

Both Protecting Investors and the Proposing Release cited the prime rate funds as the prototype for the interval concept.13 Nonetheless, while the prime rate funds created the model for innovation in this area, developments since the origin of these funds make further innovation appropriate. Ample precedent exists for the implementation of a multi-class system and the imposition of asset-based distribution and service fees for which the Applicants seek relief. Since 1998, the Commission has granted relief to the following closed-end investment companies, among others, to issue multiple classes of Shares and to impose EWCs and distribution and service fees. See e.g., Accordant ODCE Index Fund, Baseline CRE Income Fund, Polen Credit Opportunities Fund, Alpha Alternative Assets Fund, SEI Alternative Income Fund, Nomura Alternative Income Fund, Pender Real Estate Credit Fund, JPMorgan Private Markets Fund, Carlyle AlpInvest Private Markets Fund, Fidelity Private Credit Fund, Forum Real Estate Income Fund, Cadre Horizon Fund, Inc., Fidelity Multi-Strategy Credit Fund, Monachil Credit Income Fund and Cantor Fitzgerald Sustainable Infrastructure Fund; Bow River Capital Evergreen Fund; and AFA Multi-Manager Credit Fund. 14

[12]	Investment Co. Act Rel. No. 19399 (April 7, 1993) (the “Adopting Release”). The Commission also had proposed Rule 22e-3, which began from the open-end, complete liquidity perspective under Section 22 of the 1940 Act, and permitted periodic or delayed, rather than constant liquidity. The Commission neither adopted nor withdrew proposed Rule 22e-3. To Applicants’ knowledge, the Commission has taken no further action with respect to Rule 22e-3.

[13]	Protecting Investors, at 439-40; Proposing Release, at 27.

[14]	See Accordant ODCE Index Fund and Accordant Investments LLC, Investment Co. Rel. Nos. 35025 (September 28, 2023) (notice) and 35038 (October 24, 2023) (order); Baseline CRE Income Fund, et. al., Investment Co. Rel. Nos. 35026 (September 28, 2023) (notice) and 35039 (October 24, 2023) (order); Polen Credit Opportunities Fund and Polen Capital Credit LLC, Investment Co. Rel. Nos. 34967 (July 27, 2023) (notice) and 34988 (August 22, 2023) (order); Alpha Alternative Assets Fund and Alpha Growth Management LLC, Investment Co. Rel. Nos. 34966 (July 27, 2023) (notice) and 34989 (August 22, 2023) (order), SEI Alternative Income Fund, et. al., Investment Co. Rel. Nos. 34909 (May 8, 2023) (notice) and 34937 (June 5, 2023) (order); Nomura Alternative Income Fund and Nomura Private Capital LLC, Investment Co. Rel. Nos. 34871 (March 23, 2023) (notice) and 34889 (April 18, 2023) (order); Pender Real Estate Credit Fund and Pender Capital Management, LLC, Investment Co. Rel. Nos. 34859 (March 16, 2023) (notice) and 34882 (April 11, 2023) (order); JPMorgan Private Markets Fund et al, Investment Co. Rel. Nos. 34846 (March 6, 2023) (notice) and 34876 (April 3, 2023) (order); Carlyle AlpInvest Private Markets Fund and AlpInvest Private Equity Investment Management, LLC, Investment Co. Rel. Nos. 34832 (February 13, 2023) (notice) and 34852 (March 13, 2023) (order); Fidelity Private Credit Fund and Fidelity Diversifying Solutions LLC, Investment Co. Rel. Nos. 34814 (January 24, 2023) (notice) and 34844 (March 3, 2023) (order); Forum Real Estate Income Fund and Forum Capital Advisors LLC, Investment Co. Rel. Nos. 34811 (January 18, 2023) (notice) and 34834 (February 14, 2023) (order); Cadre Horizon Fund, Inc. et al, Investment Co. Rel. Nos. 34801 (January 10, 2023) (notice) and 34826 (February 7, 2023) (order); Fidelity Multi-Strategy Credit Fund and Fidelity Diversifying Solutions LLC, Investment Co. Rel. Nos. 34796 (January 5, 2023) (notice) and 34823 (February 1, 2023) (order); Monachil Credit Income Fund and Monachil Capital Partners LP, Investment Co. Rel. Nos. 34792 (December 28, 2022) (notice) and 34813 (January 24, 2023) (order) and Cantor Fitzgerald Sustainable Infrastructure Fund and Fitzgerald Investment Advisors, L.P., Investment Co. Rel. Nos. 34758 (November 22, 2023) (notice) and 34789 (December 22, 2023) (order); Bow River Capital Evergreen Fund and Bow River Asset Management LLC, Investment Co. Rel. Nos. 34421 (November 19, 2021) (notice) and 34442 (December 15, 2021) (order); and AFA Multi-Manager Credit Fund and Alternative Fund Advisors, LLC, Investment Co. Rel Nos. 34430 (November 2, 2021) (notice) (December 1, 2021) (order).

B.	Multiple Classes of Shares — Exemptions from Sections 18(a)(2), 18(c) and 18(i) under the 1940 Act

Applicants request exemptive relief to the extent that the issuance and sale of multiple classes of Shares of a Fund might be deemed to result in the issuance of a “senior security”15 within the meaning of Section 18(g) of the 1940 Act that would violate the provisions of Section 18(a)(2) of the 1940 Act, violate the equal voting provisions of Section 18(i) of the 1940 Act, and if more than one class of senior security were issued, violate Section 18(c) of the 1940 Act.

A registered closed-end investment company may have only one class of senior security representing indebtedness and only one class of stock that is a senior security. With respect to the class of stock that is a senior security, i.e., preferred stock, the preferred stock must have certain rights as described in Section 18(a)(2). Section 18(a)(2)(A) and (B) makes it unlawful for a registered closed-end investment company to issue a senior security that is a stock unless (a) immediately after such issuance it will have an asset coverage of at least 200% and (b) provision is made to prohibit the declaration of any distribution, upon its common stock, or the purchase of any such common stock, unless in every such case such senior security has at the time of the declaration of any such distribution, or at the time of any such purchase, an asset coverage of at least 200% after deducting the amount of such distribution or purchase price, as the case may be. Section 18(a)(2)(C) and (D) makes it unlawful for a registered closed-end investment company to issue a senior security that is a stock unless stockholders have the right, voting separately as a class, to: (i) elect at least two directors at all times; (ii) elect a majority of the directors if, at any time, dividends on such class of securities have been unpaid in an amount equal to two full years’ dividends on such securities; and (iii) approve any plan of reorganization adversely affecting their securities or any action requiring a vote of security holders as set forth in Section 13(a).16 Section 18(a)(2)(E) requires that such class of stock will have “complete priority over any other class as to distribution of assets and payment of dividends, which dividends shall be cumulative.”

Section 18(i) provides:

Except as provided in subsection (a) of this section, or as otherwise required by law, every share of stock hereafter issued by a registered management company . . . shall be voting stock and have equal voting rights with every other outstanding voting stock: Provided, That this subsection shall not apply . . . to shares issued in accordance with any rules, regulations, or orders which the Commission may make permitting such issue.

[15]	Section 18(g) of the 1940 Act defines “senior security” as any bond, debenture, note or similar obligation or instrument constituting a security and evidencing indebtedness. This definition also includes any stock of a class having priority over any other class as to distribution of assets or payment of dividends.

[16]	Section 13(a) requires, among other things, that a majority of the fund’s outstanding voting securities must approve converting to a mutual fund format.

Finally, Section 18(c) of the 1940 Act provides that

“it shall be unlawful for any registered closed-end investment company . . . to issue or sell any senior security which is a stock if immediately thereafter such company will have outstanding more than one class of senior security which is a stock,” except that “any such class of . . . stock may be issued in one or more series: Provided, That no such series shall have a preference or priority over any other series upon the distribution of the assets of such registered closed-end company or in respect of the payment of interest or dividends . . . .”

The multi-class system proposed herein may result in Shares of a class having priority over another class as to payment of dividends and having unequal voting rights, because under the proposed system (i) shareholders of different classes would pay different distribution and/or service fees (and related costs as described above), different administrative fees and any other incremental expenses that should be properly allocated to a particular class, and (ii) each class would be entitled to exclusive voting rights with respect to matters solely related to that class.

Applicants believe that the implementation of the proposed multi-class system will enhance shareholder options. Under a multi-class system, an investor can choose the method of purchasing Shares that is most beneficial given the amount of his or her purchase, the length of time the investor expects to hold his or her Shares and other relevant circumstances. The proposed arrangements would permit a Fund to facilitate both the distribution of its securities and provide investors with a broader choice of shareholder services.

By contrast, if a Fund were required to organize separate investment portfolios for each class of Shares, the success of the new portfolios might be limited. Unless each new portfolio grew at a sufficient rate and to a sufficient size, it could be faced with liquidity and diversification problems that would prevent the portfolio from producing a favorable return.

Under the proposal, owners of each class of Shares may be relieved under the multi-class system of a portion of the fixed costs normally associated with investing in investment companies because these costs potentially would be spread over a greater number of Shares than they would be otherwise. As a Fund grows in volume of assets, the investors will derive benefits from economies of scale that would not be available at smaller volumes.

The Commission has long recognized that multiple class arrangements can be structured so that the concerns underlying the 1940 Act’s “senior security” provisions are satisfied. After having granted numerous exemptive orders (“multiple class exemptive orders”) to open-end investment companies permitting those funds to issue two or more classes of shares representing interests in the same portfolio,17 the Commission adopted Rule 18f-3 under the 1940 Act in 1995, which now permits open-end funds to maintain or create multiple classes without seeking individual exemptive orders, as long as certain conditions are met.18

[17]	See Sierra Trust Funds, et al., Investment Co. Act Rel. No. 20093 (February 23, 1994) (notice) and Investment Co. Act Rel. No. 20153 (March 22, 1994) (order); see also Exemption for Open-End Management Investment Companies Issuing Multiple Classes of Shares; Disclosure by Multiple Class and Master-Feeder Funds, Investment Co. Act Rel. No. 19955 (December 15, 1993).

[18]	See Investment Co. Act Rel. No. 20915 (February 23, 1995). As adopted, Rule 18f-3 creates an exemption for mutual funds that issue multiple classes of shares with varying arrangements for the distribution of securities and the provision of services to shareholders. In connection with the adoption of Rule 18f-3, the Commission also amended Rule 12b-1 under the 1940 Act to clarify that each class of shares must have separate 12b-1 plan provisions. Moreover, any action on the 12b-1 plan (i.e., trustee or shareholder approval) must take place separately for each class. The Commission has adopted amendments to Rule 18f-3 that expand and clarify the methods by which a multiple class fund may allocate income, gains, losses and expenses and that clarify the shareholder voting provisions of the rule.

Applicants believe that the proposed closed-end investment company multiple class structure does not raise the concerns underlying Section 18 of the 1940 Act to any greater degree than open-end investment companies’ multiple class structures. The proposed multiple-class structure does not relate to borrowings and will not adversely affect a Fund’s assets. In addition, the proposed structure will not increase the speculative character of a Fund’s Shares. Applicants also believe that the proposed allocation of expenses relating to distribution and voting rights is equitable and will not discriminate against any group or class of shareholders.

Applicants believe that the rationale for and conditions contained in Rule 18f-3 are as applicable to a closed-end investment company seeking to offer multiple classes of shares with varying distribution and service arrangements in a single portfolio as they are to open-end funds. Each Fund will comply with the provisions of Rule 18f-3 as if it were an open-end investment company, including, among others, its provisions relating to differences in expenses, special allocations of other expenses, voting rights, conversions, and exchanges and disclosures. In fact, each Fund will, in many ways, resemble an open-end fund in its manner of operation and in the distribution of its Shares.

In particular, the Funds will offer their Shares continuously at a price based on net asset value, plus any applicable front-end sales load. Differences among classes will, as detailed above, relate largely to differences in distribution and service arrangements. Applicants note that open-end and closed-end funds are subject to different technical provisions governing the issuance of senior securities. However, those technical differences do not appear relevant here. Although closed-end funds may not issue multiple classes of shares without exemptive relief, the Commission has granted specific exemptive relief to similarly-situated closed-end funds.19 Provisions regulating the issuance by closed-end funds of debt or preferred stock should have no bearing on an application by a closed-end fund for an exemptive order permitting the issuance of multiple classes of common shares. Therefore, Applicants propose to base the conditions under which the Funds would issue multiple classes of Shares on those contained in Rule 18f-3.

[19]	See Accordant ODCE Index Fund, supra note 14; Baseline CRE Income Fund, supra note 14; Polen Credit Opportunities Fund, supra note 14; Alpha Alternative Assets Fund, supra note 14; SEI Alternative Income Fund, supra note 14; Nomura Alternative Income Fund, supra note 14; Pender Real Estate Credit Fund, supra note 14; Carlyle AlpInvest Private Markets Fund, supra note 14; Fidelity Private Credit Fund, supra note 14; Forum Real Estate Income Fund, supra note 14; Cadre Horizon Fund, Inc., supra note 14; Fidelity Multi-Strategy Credit Fund, supra note 14; Monachil Credit Income Fund, supra note 14; Cantor Fitzgerald Sustainable Infrastructure Fund, supra note 14; Bow River Capital Evergreen Fund, supra note 14; and AFA Multi-Manager Credit Fund supra note 14.

Applicants believe that the proposed allocation of expenses and voting rights relating to the asset-based distribution and/or service fees applicable to the different classes of Shares of each Fund in the manner described above is equitable and would not discriminate against any group of shareholders. Applicants are aware of the need for full disclosure of the proposed multi-class system in a Fund’s prospectus and of the differences among the various classes and the different expenses of each class of Shares offered. Each Fund will include in its prospectus a disclosure of the fees, expenses, and other characteristics of each class of Shares offered for sale by the prospectus, as is required for open-end multi-class funds under Form N-1A.20 Applicants also note that the Commission has adopted rule and form amendments to require registered open-end management investment companies to disclose fund expenses borne by shareholders during the reporting period in shareholder reports21 and to describe in their prospectuses any arrangements that result in breakpoints in, or elimination of, sales loads.22 Each Fund will include these disclosures in its shareholder reports and prospectus.

Each Fund will comply with any requirements that the Commission or FINRA may adopt regarding disclosure at the point of sale and in transaction confirmations about the costs and conflicts of interest arising out of the distribution of open-end investment company shares, and regarding prospectus disclosure of sales loads and revenue sharing arrangements, as if those requirements applied to each Fund.23 In addition, each Fund will contractually require that any distributor of the Fund’s Shares comply with such requirements in connection with the distribution of such Fund’s Shares.

In June 2006, the Commission adopted enhanced fee disclosure requirements for fund of funds including registered funds of hedge funds.24 Applicants will comply with all such applicable disclosure requirements.

The requested relief is similar to the exemptions discussed above granted by the Commission to Accordant ODCE Index Fund, Baseline CRE Income Fund, Polen Credit Opportunities Fund, Alpha Alternative Assets Fund, SEI Alternative Income Fund, Nomura Alternative Income Fund, Pender Real Estate Credit Fund, JPMorgan Private Markets Fund, Carlyle AlpInvest Private Markets Fund, Fidelity Private Credit Fund, Forum Real Estate Income Fund, Cadre Horizon Fund, Inc., Fidelity Multi-Strategy Credit Fund, Monachil Credit Income Fund and Cantor Fitzgerald Sustainable Infrastructure Fund, Bow River Capital Evergreen Fund, and AFA Multi-Manager Credit Fund.25 In those cases, the Commission permitted closed-end funds that offered and sold their shares continuously and that conducted periodic repurchase offers or tender offers for a portion of their shares, to implement multiple-class structures. Accordingly, Applicants believe there is ample precedent for the implementation of a multi-class system.

[20]	In all respects other than class-by-class disclosure, each Fund will comply with the requirements of Form N-2.

[21]	Shareholder Reports and Quarterly Portfolio Disclosure of Registered Management Investment Companies, Investment Company Act Rel. No. 26372 (Feb. 27, 2004) (adopting release).

[22]	Disclosure of Breakpoint Discounts by Mutual Funds, Investment Company Act Rel. No. 26464 (June 7, 2004) (adopting release).

[23]	Self-Regulatory Organizations; Financial Industry Regulatory Authority, Inc.; Notice of Filing of Proposed Rule Change and Amendment No. 1 to Adopt NASD Rule 2830 as FINRA Rule 2341 (Investment Company Securities) in Consolidated FINRA Rulebook, Securities Exchange Act Release No. 64386 (May 3, 2011); Confirmation Requirements and Point of Sale Disclosure Requirements for Transactions in Certain Mutual Funds and Other Securities and Other Confirmation Requirement Amendments, and Amendments to the Registration Form for Mutual Funds, Investment Company Act Release No. 26341 (Jan. 29, 2004) (proposing release); Notice of Filing and Immediate Effectiveness of a Proposed Rule Change to Adopt NASD Rule 2830 as FINRA Rule 2341 (Investment Company Securities) in Consolidated FINRA Rulebook, Securities Exchange Act Release No. 78130 (June 22, 2016).

[24]	Fund of Funds Investments, Investment Company Act Rel. Nos. 26198 (Oct. 1, 2003) (proposing release) and 27399 (Jun. 20, 2006) (adopting release). See also Rules 12d1-1, et seq. of the 1940 Act.

[25]	See Accordant ODCE Index Fund, supra note 14; Baseline CRE Income Fund, supra note 14; Polen Credit Opportunities Fund, supra note 14; Alpha Alternative Assets Fund, supra note 14; SEI Alternative Income Fund, supra note 14; Nomura Alternative Income Fund, supra note 14; Pender Real Estate Credit Fund, supra note 14; Carlyle AlpInvest Private Markets Fund, supra note 14; Fidelity Private Credit Fund, supra note 14; Forum Real Estate Income Fund, supra note 14; Cadre Horizon Fund, Inc., supra note 14; Fidelity Multi-Strategy Credit Fund, supra note 14; Monachil Credit Income Fund, supra note 14; Cantor Fitzgerald Sustainable Infrastructure Fund, supra note 14; Bow River Capital Evergreen Fund, supra note 14; and AFA Multi-Manager Credit Fund supra note 14.

C.       Early Withdrawal Charge

Rule 23c-3 under the 1940 Act permits an interval fund to make repurchase offers of between 5% and 25% of its outstanding shares at net asset value at periodic intervals pursuant to a fundamental policy of the interval fund. Rule 23c-3(b)(1) requires an interval fund to repurchase shares at net asset value and expressly permits the interval fund to deduct from repurchase proceeds only a repurchase fee, not to exceed 2.00% of proceeds, that is paid to the interval fund and is reasonably intended to compensate the fund for expenses directly related to the repurchase.

 Applicants seek relief from this requirement of Rule 23c-3(b)(1) to the extent necessary for the Funds to impose EWCs, which are distribution-related fees payable to a distributor, on Shares submitted for repurchase that have been held for less than a specified period. The Funds are seeking to impose EWCs that are the functional equivalent of the CDSLs that open-end investment companies may charge under Rule 6c-10 under the 1940 Act. The Funds would assess EWCs in much the same way non-interval funds currently assess EWCs. As more fully described below, these charges would be paid to a distributor and are functionally similar to CDSLs imposed by open-end funds. Relief to permit the imposition of EWCs would be consistent with the approach the Commission has taken with respect to CDSLs imposed by open-end funds that offer their securities continuously, as each Fund would for its Shares. Any EWC imposed by the Funds will comply with Rule 6c-10 under the 1940 Act as if the rule were applicable to closed-end funds.

In the Adopting Release, the Commission stated that “the requirement [of Rule 23c-3(b)(1)] that repurchases take place at net asset value and the limitation of repurchase fees to two percent implicitly preclude the imposition” of CDSLs.26 The Commission stated, however, that even though it was not proposing any provisions regarding the use of CDSLs by interval funds, such consideration may be appropriate after the Commission considers whether to adopt proposed Rule 6c-10, which would permit the imposition of CDSLs by open-end companies, and has the opportunity to monitor the effects of the [FINRA] sales charge rule upon distribution charges of open-end companies, which goes into effect in July of [1993].27

[26]	Adopting Release. Rule 23c-3(b)(1) provides in pertinent part: The company shall repurchase the stock for cash at net asset value determined on the repurchase pricing date. The company may deduct from the repurchase proceeds only a repurchase fee not to exceed two percent of the proceeds, that is paid to the company for expenses directly related to the repurchase.

[27]	Id.

Since adopting Rule 23c-3, the Commission has adopted Rule 6c-10. That rule adopts a flexible approach, and permits open-end funds to charge CDSLs as long as (i) the amount of the CDSL does not exceed a specified percentage of net asset value or offering price at the time of the purchase, (ii) the terms of the sales load comply with the provisions of the Sales Charge Rule, governing sales loads for open-end funds and (iii) deferred sales loads are imposed in a non-discriminatory fashion (scheduled variations or elimination of sales loads in accordance with Rule 22d-1 are permitted). Rule 6c-10 is grounded in policy considerations supporting the employment of CDSLs where there are adequate safeguards for the investor. These same policy considerations support imposition of EWCs in the interval fund context and are a solid basis for the Commission to grant exemptive relief to permit interval funds to impose EWCs.

With respect to the policy considerations supporting imposition of EWCs, as the Commission recognized when it promulgated Rule 23c-3, several non-interval funds that had been making periodic repurchase offers to their shareholders imposed early withdrawal charges comparable to CDSLs.28 Traditional closed-end funds, which do not regularly offer to repurchase shares, do not generally impose EWCs although nothing in the 1940 Act would preclude them from doing so. Section 23(c)(2) of the 1940 Act does not regulate the price at which shares may be purchased in a tender offer. When a closed-end fund continuously offers its shares at net asset value and provides its shareholders with periodic opportunities to tender their shares, however, the fund’s distributor (like the distributor of an open-end fund) may need to recover distribution costs from shareholders who exit their investments early. In the case of the Initial Fund’s initial share class, the distributor may pay out of its own resources compensation to selected dealers that sell Fund Shares at the time of sale, based on the dollar amount of the Shares sold by the dealer. Moreover, like open-end funds, interval funds need to discourage investors from moving their money quickly in and out of the fund, a practice that imposes costs on all shareholders.

Neither the Proposing Release nor the Adopting Release suggests that the purpose underlying Rule 23c-3(b)(1)’s requirements that repurchases take place at net asset value is to preclude interval funds from imposing EWCs. Rather, its purpose is to prohibit funds from discriminating among shareholders in prices paid for shares tendered in a repurchase offer.29 The best price rules under Rule 23c-1(a)(9) of the 1940 Act and Rule 13e-4(f)(8)(ii) of the Exchange Act address this same concern. The Commission staff does not construe those rules to forbid closed-end funds making repurchase offers under Section 23(c)(2) from imposing EWCs.30 There is, in Applicants’ view, no rational basis to apply Rule 23c-3(b)(1)’s requirements differently. Moreover, each Fund will be treating all similarly situated shareholders the same. Each Fund will disclose to all shareholders the applicability of the EWCs (and any scheduled waivers of the EWC) to each category of shareholders and, as a result, no inequitable treatment of shareholders with respect to the price paid in a repurchase offer will result. Each Fund also will disclose EWCs in accordance with the requirements of Form N-1A concerning CDSLs, as if the Fund were an open-end investment company.

[28]	Adopting Release, Section II.A.7.c. Section 23(c)(2) of the 1940 Act does not require that repurchases be made at net asset value.

[29]	See Proposing Release, Section II.A.7; Adopting Release, Section II.A.7.

[30]	See Adopting Release, Section II.A.7.c. (recognizing that several closed-end funds making periodic repurchases pursuant to Section 23(c)(2) impose early withdrawal charges).

As required by Rule 6c-10 for open-end funds, each Fund relying on the Order will comply with shareholder distribution and service fee limits imposed by the Sales Charge Rule on the same basis as if it were an open-end investment company. In this regard, a Fund will pay distribution and/or service fees pursuant to plans that are designed to meet the requirements of the Sales Charge Rule on the same basis as if it were an open-end investment company subject to that rule.

 The Commission has previously granted the same type of exemptive relief requested herein.31 In each case, the Commission granted relief from Rule 23c-3(b)(1) to an interval fund to charge EWCs to certain shareholders who tender for repurchase shares that have been held for less than a specified period.

D.       Waivers of EWCs

Each Fund may grant waivers of the EWCs on repurchases in connection with certain categories of shareholders or transactions established from time to time. Each Fund will apply the EWC (and any waivers or scheduled variations of the EWC) uniformly to all shareholders in a given class and consistently with the requirements of Rule 22d-1 under the 1940 Act as if the Fund were an open-end investment company. The Shares that benefit from such waivers are less likely to be the cause of rapid turnover in Shares of a Fund, particularly where there are also important policy reasons to waive the EWC, such as when Shares are tendered for repurchase due to the death, disability, or retirement of the shareholder. Events such as death, disability, or retirement are not likely to cause high turnover in Shares of a Fund, and financial needs on the part of the shareholder or the shareholder’s family are often precipitated by such events. The EWC may also be waived in connection with a number of additional circumstances, including the following repurchases of Shares held by employer-sponsored benefit plans: (i) repurchases to satisfy participant loan advances; (ii) repurchases in connection with distributions qualifying under the hardship provisions of the Internal Revenue Code of 1986, as amended; and (iii) repurchases representing returns of excess contributions to such plans. Furthermore, if a distributor has not incurred significant promotional expenses (by making up-front payments to selling dealers) in connection with attracting shareholders in a particular category to a Fund, the waiver of the EWC works to shareholders’ advantage while not harming the distributor economically.

In adopting amended Rule 22d-1 in February 1985, the Commission recognized that the adoption of Rule 22c-1 to “require forward pricing of fund shares largely dispelled concerns about share dilution.” Furthermore, “the sales load variations that have been instituted [through Rules 22d-1 through 22d-5 and exemptive orders prior to February 1985] have improved the competitive environment for the sale of fund shares without disrupting the distribution system for the sale of those shares.”32 In light of these circumstances, the Commission believed that “it is appropriate to permit a broader range of scheduled variation” as permitted in amended Rule 22d-1.33 Rule 22d-1 permits open-end funds to sell their shares at prices that reflect scheduled “variations in, or elimination of, the sales load to particular classes of investors or transactions” provided that the conditions of the rule are met. When Rule 22d-1 was adopted, the status of CDSLs for open-end funds and waivers of those charges were not covered by any rule and were the subject of exemptive orders. Rule 6c-10, adopted in April 1995, which permits CDSLs for open-end funds, also permits scheduled variations in, or elimination of, CDSLs for a particular class of shareholders or transactions, provided that the conditions of Rule 22d-1 are satisfied.34 The same policy concerns and competitive benefits applicable to scheduled variations in or elimination of sales loads for open-end funds are applicable to interval funds and the same safeguards built into Rules 22d-1 and 6c-10 that protect the shareholders of open-end funds will protect the shareholders of interval funds so long as interval funds comply with those rules as though applicable to interval funds.

[31]	See Accordant ODCE Index Fund, supra note 14; Baseline CRE Income Fund, supra note 14; Polen Credit Opportunities Fund, supra note 14; Alpha Alternative Assets Fund, supra note 14; SEI Alternative Income Fund, supra note 14; Nomura Alternative Income Fund, supra note 14; Pender Real Estate Credit Fund, supra note 14; Carlyle AlpInvest Private Markets Fund, supra note 14; Fidelity Private Credit Fund, supra note 14; Forum Real Estate Income Fund, supra note 14; Cadre Horizon Fund, Inc., supra note 14; Fidelity Multi-Strategy Credit Fund, supra note 14; Monachil Credit Income Fund, supra note 14; Cantor Fitzgerald Sustainable Infrastructure Fund, supra note 14; Bow River Capital Evergreen Fund, supra note 14; and AFA Multi-Manager Credit Fund supra note 14.

[32]	Investment Co. Act Rel. No. 14390 (Feb. 2, 1985).

[33]	Id.

[34]	Rule 22d-1 requires that the scheduled variations in or elimination of the sales load must apply uniformly to all offerees in the class specified and the company must disclose to existing shareholders and prospective investors adequate information concerning any scheduled variation, revise its prospectus and statement of additional information to describe any new variation before making it available to purchasers, and advise existing shareholders of any new variation within one year of when first made available.

Applicants submit that it would be impracticable and contrary to the purpose of Rule 23c-3 to preclude interval funds from providing for scheduled variations in, or elimination of, EWCs, subject to appropriate safeguards.

E.       Asset-Based Distribution and/or Service Fees

Applicants request relief from the provisions of Section 17(d) of the 1940 Act and Rule 17d-1 thereunder, to the extent necessary to permit the Funds to impose asset-based distribution and/or service fees (in a manner analogous to Rule 12b-1 fees for an open-end investment company). Section 12(b) of the 1940 Act and Rule 12b-1 thereunder do not apply to closed-end investment companies. Accordingly, no provisions of the 1940 Act or the rules thereunder explicitly limits the ability of a closed-end fund to impose a distribution and service fee.35

Section 17(d) of the 1940 Act prohibits an affiliated person of (or principal underwriter for) a registered investment company or an affiliated person of such person, acting as principal, from effecting or engaging in any transaction in which such registered company is a joint, or a joint and several, participant, in contravention of Commission regulations. Rule 17d-1 provides that no joint transaction covered by the rule may be consummated unless the Commission issues an order upon application.

In reviewing applications pursuant to Section 17(d) and Rule 17d-1, the Commission considers whether an investment company’s participation in a joint enterprise or joint arrangement is consistent with the provisions, policies, and purposes of the 1940 Act, and the extent to which the participation is on a basis different from or less advantageous than that of other participants. Section 17(d) of the 1940 Act is intended to prevent or limit abuses arising from conflicts of interest; however, Section 17(d) itself does not prohibit any specific activities, but instead, authorizes the Commission to approve rules to limit or prevent an investment company from being a joint participant on a different or less advantageous basis than other participants. Under Rule 17d-1, it is unlawful for an affiliated person, acting as principal, to participate in or effect any transaction in connection with a joint enterprise or other joint arrangement in which the investment company is a participant, without prior Commission approval. The protections provided for in Section 17(d) essentially allow the Commission to set standards for all transactions concerning an investment company and an affiliate which could be construed as self-dealing or involve overreaching by the affiliate to the detriment of the investment company.

[35]	Applicants do not concede that Section 17(d) applies to the asset-based distribution and/or service fees discussed herein, but requests this exemption to eliminate any uncertainty.

Each Fund will comply with the protections developed and approved by the Commission for open-end investment companies in Rule 12b-1 in connection with its plan with respect to each class of Shares as if the Fund were an open-end management investment company.

Therefore, the Funds will participate in substantially the same way and under substantially the same conditions as would be the case with an open-end investment company imposing distribution and/or service fees under Rule 12b-1.

Applicants note that at the same time the Commission adopted Rule 12b-1,36 it also adopted Rule 17d-3 to provide an exemption from Section 17(d) and Rule 17d-l to the extent necessary to allow for arrangements between open-end funds and their affiliated persons or principal underwriters (or affiliated persons of such persons or principal underwriters) whereby payments are made by the open-end fund with respect to distribution if such agreements are entered into in compliance with Rule 12b-l. In its adopting release, the Commission stated as follows:

The Commission wishes to emphasize that it has no intention of categorizing certain transactions as raising the applicability of Section 17(d) and Rule 17d-3 of the 1940 Act. The Commission’s only comment is that to the extent that arrangements in which a fund pays for its distribution costs could involve the fund in a ‘joint enterprise’ with an affiliated person, and if such arrangements were entered into in compliance with Rule 12b-1, the Commission sees no need for prior Commission review and approval of the arrangements.37

As closed-end management investment companies, the Funds may not rely on Rule 17d-3. However, in light of the foregoing, Applicants believe any Section 17(d) concerns the Commission might have in connection with a Fund’s financing the distribution of its Shares should be resolved by the Fund’s undertaking to comply with the provisions of Rules 12b-1 and 17d-3 as if those rules applied to closed-end investment companies. Accordingly, the Funds will comply with Rules 12b-1 and 17d-3 as if those rules applied to closed-end investment companies. The Funds represent that the Funds’ imposition of asset-based distribution and/or service fees is consistent with factors considered by the Commission in reviewing applications for relief from Section 17(d) of the 1940 Act and Rule 17d-1 thereunder (i.e., that the imposition of such fees as described is consistent with the provisions, policies and purposes of the 1940 Act and does not involve participation on a basis different from or less advantageous than that of other participants).

[36]	See Bearing of Distribution Expenses by Mutual Funds, Investment Co. Act Rel. No. 11414 (Oct. 28, 1980).

[37]	Id.

VI.       APPLICANTS’ CONDITION

Applicants agree that any order granting the requested relief will be subject to the following condition:

Each Fund relying on the Order will comply with the provisions of Rules 6c-10, 12b-1, 17d-3, 18f-3, 22d-1, and, where applicable, 11a-3 under the 1940 Act, as amended from time to time, as if those rules applied to closed-end management investment companies, and will comply with the Sales Charge Rule, as amended from time to time, as if that rule applied to all closed-end management investment companies.

VII.       CONCLUSION

For the reasons stated above, Applicants submit that the exemptions requested are necessary and appropriate in the public interest and are consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Applicants further submit that the relief requested pursuant to Section 23(c)(3) will be consistent with the protection of investors and will ensure that Applicants do not unfairly discriminate against any holders of the class of securities to be purchased. Applicants also believe that the requested relief meets the standards for relief in Section 17(d) of the 1940 Act and Rule 17d-1 thereunder. Applicants desire that the Commission issue the requested Order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.

Applicants submit that the exemptions requested conform substantially to the precedent cited herein.38

As required by Rule 0-2(c)(1) under the 1940 Act, each Applicant hereby states that all of the requirements for execution and filing of this Application have been complied with in accordance with the organizational documents of the Applicants, as applicable, and the undersigned officers of the Applicants are fully authorized to execute this Application. The resolutions of the Fund’s Board of Trustees are attached as Exhibit A to this Application in accordance with the requirements of Rule 0-2 (c)(1) under the 1940 Act and the verifications required by Rule 0-2(d) under the 1940 Act are attached as Exhibit B to this Application.

[38]	See Accordant ODCE Index Fund, supra note 14; Baseline CRE Income Fund, supra note 14; Polen Credit Opportunities Fund, supra note 14; Alpha Alternative Assets Fund, supra note 14; SEI Alternative Income Fund, supra note 14; Nomura Alternative Income Fund, supra note 14; Pender Real Estate Credit Fund, supra note 14; Carlyle AlpInvest Private Markets Fund, supra note 14; Fidelity Private Credit Fund, supra note 14; Forum Real Estate Income Fund, supra note 14; Cadre Horizon Fund, Inc., supra note 14; Fidelity Multi-Strategy Credit Fund, supra note 14; Monachil Credit Income Fund, supra note 14; Cantor Fitzgerald Sustainable Infrastructure Fund, supra note 14; Bow River Capital Evergreen Fund, supra note 14; and AFA Multi-Manager Credit Fund supra note 14.

Pursuant to Rule 0-2(f) under the 1940 Act, the Applicants state that their address (for both the Fund and the Adviser) is 910 Madison Avenue, Covington, KY 41011 and that all written communications regarding this Application should be directed to the individuals and addresses indicated on the first page of this Application.

* * * * *

[Signature Page Follows]

CONNETIC VENTURE CAPITAL ACCESS FUND

Dated: August 6, 2024	By:	/s/ David Ross
Name: David Ross
Title: President

CONNETIC RIA LLC

Dated: August 6, 2024	By:	/s/ David Ross
Name: David Ross
Title: Chief Executive Officer

EXHIBIT A

Resolutions of the Board of Trustees of Connetic Venture Capital Access Fund

RESOLVED, that the appropriate officers of the Fund, with the assistance of legal counsel, are authorized to prepare, execute and file an exemptive application, and any amendments thereto, with the Securities and Exchange Commission (the “SEC”) on behalf of the Fund, pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), for an order granting exemptions from Sections 18(a)(2), 18(c) and 18(i) of the 1940 Act; pursuant to Sections 6(c) and 23(c) of the 1940 Act granting certain exemptions from Rule 23c-3; and pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder, or from any other provision of the 1940 Act or rule thereunder as may be deemed necessary or advisable upon advice of counsel to the Fund, that will permit the Fund, among other things, to offer investors multiple classes of shares of beneficial interest with varying sales loads and/or ongoing asset-based service and/or distribution fees with respect to certain classes, the execution and filing of such application, and any amendments thereto, to be conclusive evidence of the Board’s authorization hereby; and be it

FURTHER RESOLVED, that the appropriate officers of the Fund are authorized, with the advice of counsel, to take all necessary, appropriate, or desirable actions, consistent with the objective of the Board, to carry out the foregoing resolutions.

A-1

EXHIBIT B

Verifications of Connetic Venture Capital Access Fund and Connetic RIA LLC

The undersigned states that he has duly executed the attached Application dated August 6, 2024 for and on behalf of Connetic Venture Capital Access Fund in his capacity as the President of such entity and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	Connetic Venture Capital Access Fund

/s/ David Ross
Name: David Ross
Title: President

The undersigned states that he has duly executed the attached Application dated August 6, 2024 for and on behalf of Connetic RIA LLC in his capacity as the Chief Executive Officer of such entity and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	Connetic RIA LLC

/s/ David Ross
Name: David Ross
Title: Chief Executive Officer

B-1